As filed with the Securities and Exchange Commission on April 24, 2001
                                                    Registration No. 333-______.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       NASTECH PHARMACEUTICAL COMPANY INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                            11-2658569
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                                 45 ADAMS AVENUE
                            HAUPPAUGE, NEW YORK 11788
                                 (631) 273-0101
                        ATTN: STEVEN C. QUAY, M.D., PH.D.
               (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                   COPIES TO:

                          L. Kevin Sheridan, Jr., Esq.
                            Roberts Sheridan & Kotel
                            The New York Practice of
                  Dickstein Shapiro's Corporate & Finance Group
                         12 East 49th Street, 30th Floor
                               New York, NY 10017

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

  Title of Each Class of          Amount to         Proposed Maximum            Proposed Maximum            Amount of
Securities to Be Registered     Be Registered   Offering Price Per Share    Aggregate Offering Price     Registration Fee
---------------------------     -------------   ------------------------    ------------------------     ----------------
Common Stock, $.006 par
value .................             860,124 (1)         $4.52 (3)                  $3,887,760                    $972

Common Stock, $.006 par
value .................             503,172 (2)       $6.3375 (4)                  $3,188,853                    $797
                                  ---------           -------                      ----------                  ------

Total .................           1,363,296            $5.191                      $7,076,613                  $1,769
                                  =========           =======                      ==========                  ======

(1) Represents shares currently beneficially owned by the selling stockholders.

(2) Represents shares issuable upon the exercise of warrants granted to the selling stockholders, including warrants granted to Jesup & Lamont Securities Corporation as a placement fee. Pursuant to Rule 416, this registration statement shall also cover any additional shares of common stock that become issuable by reason the antidilutive provisions of the warrants.

(3) The proposed maximum offering price is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) and 457(g)(3) of the Securities Act of 1933. It is based upon a price of $4.52 per share, which was the average of the high and low reported prices of the registrant's common stock as reported on the Nasdaq National Market System on April 20, 2001.

(4) The proposed maximum offering price is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) of the Securities Act of 1933. It is based upon the higher of the price at which the warrants may be exercised ($6.3375) and the price of the underlying shares of common stock as determined in accordance with Rule 457(c) ($4.52).

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED APRIL 24, 2001

                                   PROSPECTUS

                               [GRAPHIC OMITTED]

                       NASTECH PHARMACEUTICAL COMPANY INC.

                                1,363,296 Shares
                                  Common Stock

      This prospectus relates to the public offering of 1,363,296 shares of our common stock which the selling stockholders named in this prospectus may resell from time to time. We sold 860,124 shares of common stock to the selling stockholders in a private offering and granted them warrants to purchase an additional 503,172 shares, which includes 73,110 shares we granted to Jesup & Lamont Securities Corporation as a placement fee. The shares of common stock that the selling stockholders may resell using this prospectus constitute 17.7% of our issued and outstanding common stock as of March 31, 2001.

      Our common stock is quoted on the Nasdaq National Market under the symbol "NSTK." The closing bid price of our common stock on the Nasdaq National Market on April 20, 2001, was $4.50 per share.

      Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    Prospectus dated _________________, 2001

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary .................................................           3
Risk Factors .......................................................           6
Special Note Regarding Forward-Looking Statements ..................          11
Use of Proceeds ....................................................          12
Price Range of Common Stock ........................................          12
Selling Stockholders ...............................................          13
Plan of Distribution ...............................................          15
Description of Capital Stock .......................................          16
Where You Can Find More Information ................................          20
Incorporation of Information by Reference ..........................          20
Legal Matters ......................................................          21
Experts ............................................................          21

                               PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, especially the "Risk Factors" section, and our financial statements and notes to those statements incorporated by reference in this prospectus, before making your investment decision.

                       Nastech Pharmaceutical Company Inc.

Nastech Pharmaceutical Company Inc. is a Formulation Science company and is recognized as a leader in nasal drug delivery technology. Formulation Science is a systematic approach to drug development using biophysics, physical chemistry and pharmacology to maximize therapeutic efficacy and safety, which sometimes involves a change in route of administration. The technology is essential in designing an optimized, customizable dosage form and in delivering difficult protein and large molecule drugs that can currently only be delivered by injection.

Historically, our core technical competency involves the research, development and manufacture of nasally administered prescription pharmaceuticals. We investigate the commercial weaknesses of pharmaceutical products currently available in oral, injectable or other dosage forms, and we determine the advantages an alternative drug delivery system would have for the same drug in the market place. For example, while the oral route of drug delivery is the most popular and least expensive method of delivery, gastrointestinal and liver metabolism can reduce an oral drug's effectiveness. Generally, a nasal delivery system will provide faster absorption into the blood stream than an oral product thereby resulting in faster onset of action. Other possible advantages of this therapy may include lower drug doses, fewer side effects, greater safety and efficacy, greater convenience to the patient, better patient compliance of prescribed drug therapy, and lower overall health care costs for the patient.

We have a commercial interest in two nasal drug products, both of which are approved for sale in the U.S. Our licensee Bristol-Myers Squibb Company markets Stadol(R) NS(TM) (Butorphanol Tartrate), and our licensee Schwarz Pharma Inc. markets Nascobal(R) (Cyanocobalamin, USP). To our knowledge, Stadol(R) NS(TM) is the only nasally administered opioid pain relief medication marketed for the treatment of moderate to severe pain and acute migraine pain. It provides painless therapy and convenient, patient self-administration as compared to the competitive injectable product. Similarly, Nascobal(R), our nasal vitamin B-12 product, provides patient benefits over the injectable therapy for chronic B-12 deficiency anemia. In addition to these two drugs, we have several drugs in various stages of drug research and development.

Our current business strategy seeks to broaden applications of our commitment to Formulation Science, allowing drugs to be more safe and effective in patient treatment, with particular emphasis on the applications for nasal or oral drug delivery in the prescription and over-the-counter markets. To accomplish this objective, we plan to do the following:

      o     Focus initial efforts on significant injectable approved drugs

      o     Leverage strategic alliances

      o     Protect and expand intellectual property rights

                              The Private Offering

On March 22, 2001, we raised approximately $4.2 million in gross proceeds through a private sale of 860,124 newly issued shares of our common stock to the investors listed in the "Selling Stockholders" section below. Jesup & Lamont Securities Corporation, a registered broker-dealer, acted as placement agent for the private offering. In connection with the private offering, we granted the investors warrants to purchase 430,062 shares of our common stock. As consideration for Jesup & Lamont's services as placement agent in connection with the private offering, we granted Jesup & Lamont warrants to purchase 73,110 shares of common stock and we paid them an amount in cash equal to 6% of the gross proceeds of the private offering, plus expenses. The investors and Jesup & Lamont may exercise their warrants at any time prior to March 22, 2006, at a strike price of $6.3375 per share of common stock. Neither the investors, nor Jesup & Lamont will be obligated to exercise the warrants and to purchase any shares of common stock under these warrants.

We are registering the 860,124 shares which we previously issued to the selling stockholders, plus the 503,172 shares underlying the warrants we granted to the selling stockholders. From time to time during the period the registration statement remains effective, the selling stockholders may offer for resale all 1,363,296 shares that this prospectus covers.

The number of shares subject to this prospectus represents 17.7% of our issued and outstanding common stock as of March 31, 2001. We will prepare and file amendments and supplements to the registration statement as may be necessary in order to keep the registration statement effective until the second anniversary of the date this registration statement is declared effective or, in the case of warrant shares, the first anniversary of the date of issuance of such warrant shares, but in any event not later than the fourth anniversary of the date such registration statement is declared effective, or until these shares can be sold under an appropriate exemption from registration. We have agreed to bear the expenses of registering the shares, but not the expenses associated with selling the shares, such as broker discounts and commissions.

                           --------------------------

Nastech Pharmaceutical Company Inc. is incorporated under the laws of the state of Delaware. Our principal executive offices are located at 45 Adams Avenue, Hauppauge, New York 11788, and our telephone number is (631) 273-0101. Our principal research & development and administrative facility is located in the same Hauppauge, New York facility. We maintain a website at www.nastech.com. Information contained in our website does not constitute part of this prospectus.

References in this prospectus, and the documents incorporated by reference in this prospectus, to "Nastech," "we," "our," and "us" refer to Nastech Pharmaceutical Company Inc., a Delaware corporation.

Nastech and some of the names of our products are tradenames or trademarks of Nastech Pharmaceutical Company Inc. This prospectus and the information incorporated by reference also contain trademarks and tradenames of other companies.

                                  THE OFFERING

Shares of Common Stock That
Selling Stockholders May Offer ........   1,363,296

Offering Price ........................   To be determined at the time selling
                                          stockholders sell the shares

Common Stock Outstanding

     Before the Offering...............   7,701,726 (1) (2)

     After the Offering ...............   8,204,899 (3)

Use of Proceeds .......................   We will not receive any proceeds from
                                          selling stockholders' sales of common
                                          stock. However, we will receive the
                                          proceeds upon the selling
                                          stockholders' exercise of warrants
                                          when, and if, they pay the exercise
                                          price in cash. We expect to use
                                          substantially all the net proceeds
                                          for general corporate purposes,
                                          including working capital, research
                                          and development and expansion of
                                          sales and marketing activities.

Nasdaq National Market symbol .........   NSTK

------------------

(1) Includes the 860,124 shares of common stock issued to the selling stockholders in the private offering of our shares on March 22, 2001.

(2)   Excludes:

      o 2,012,245 shares of common stock subject to outstanding stock options we previously granted under our stock option plans as of December 31, 2000, including 600,000 options we granted on August 8, 2000 to Steven C. Quay, our new President, Chief Executive Officer and Chairman of the Board.

      o 338,757 shares of common stock available for future grants under our stock option plans as of December 31, 2001.

      o 34,500 shares of common stock issuable upon exercise of the warrants we granted to Wheat, First Securities, Inc., as underwriters in connection with an offering of our shares in 1997.

      o 34,500 shares of common stock issuable upon exercise of the warrants we granted to Volpe, Welty & Company, as underwriters in connection with an offering of our shares in 1997.

      o 1,200,000 shares of common stock issuable under our equity line of credit agreement with Castlebar Enterprises Limited.

      o 66,000 shares of common stock issuable upon exercise of the warrants that we granted or may grant in the future to Castlebar in connection with the equity line of credit.

      o 33,000 shares of common stock issuable upon exercise of the warrants that we granted or may grant in the future to Jesup & Lamont as a placement fee in connection with the equity line of credit.

      o 503,172 shares of common stock issuable upon exercise of warrants that we granted to the selling stockholders in connection with the private offering of our shares on March 22, 2001.

(3) Assumes that the selling stockholders exercise all 503,172 warrants we granted to them in connection with the private offering of our shares on March 22, 2001.

                                  RISK FACTORS

A purchase of our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In this case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Because of Significant R&D and Other Costs, We Have Never Been Profitable, We Do Not Expect To Become Profitable in the Foreseeable Future, and We May Never Become Profitable

We incurred losses in each of the last three years. We incurred a net loss of $876,000 for fiscal year 1998, a net loss of $8.4 million for fiscal year 1999, and a net loss of $9.7 million for fiscal year 2000. As of December 31, 2000, we had an accumulated deficit of $30.0 million. The process of developing our products requires significant research and development, including basic research, pre-clinical and clinical development, as well as Food and Drug Administration regulatory approval. These activities, together with our sales, marketing, general and administrative expenses, have resulted in operating losses in the past, and we expect these losses to continue for the foreseeable future. We may never achieve profitability. As a result, the market price of our common stock could decline.

Because Our Operating Results Are Subject To Significant Fluctuations and Uncertainties, We May Not Be Able to Meet All of Our Future Expense Obligations, and Our Failure to Meet Public Market Analysts or Investors' Expectations Regarding Earnings May Cause Our Stock Price To Decline

Our operating results are subject to significant fluctuations and uncertainties due to a number of factors including, among others:

      o the timing and achievement of licensing transactions, including milestones and other performance factors associated with these contracts

      o the time and costs involved in patent research and development of our proprietary position

      o continued scientific progress and level of expenditures in our research and development programs

      o the cost of manufacturing scale-up and production batches, including vendor provider activities and costs

      o     the time and costs involved in obtaining regulatory approvals

      o changes in general economic conditions and drug delivery technologies

      o new products and product enhancements that we or our competitors introduce

As a result of these factors and other uncertainties, our operating results have fluctuated significantly over the last three years, from a net loss of $876,000 in 1998, to a net loss of a net loss of $8.4 million in 1999 and a net loss of $9.7 million in 2000. Over the past four quarters, our operating results have increased by as much as 83% and have decreased by as much as 68% from one quarter to another. In order to illustrate these fluctuations, we had a larger than expected loss per share in the second quarter of 2000 due to an unexpected decline in royalty income from our licensee Bristol-Myers Squibb's decreased sales of Stadol(R) NS(TM) and from unexpected compensation expenses we paid to the estate of our recently deceased CEO. Although this larger than expected loss per share in the second quarter did not affect our business or operations because we had adequate cash reserves and in general do not rely solely on our operating results to meet our expense obligations, it is possible that larger than expected losses in the future during any single quarter could affect our ability to meet all of our expense obligations or may require us to prioritize, modify or cease some of our development programs.

Our revenues and operating results, particularly those reported on a quarterly basis, may continue to fluctuate significantly. This makes it difficult to forecast our operating results. Therefore, we believe that quarterly comparisons of our operating results will not be meaningful, and you should not rely on them as an indication of our future performance. Also, our operating results in a future quarter or quarters may fall below the expectations of public market analysts or investors. If this were to occur, the price of our stock could decline.

If We Are Unable to Adequately Protect Our Proprietary Technology from Legal Challenges, Infringement or Alternative Technologies, This May Hurt Our Competitive Position

We specialize in the nasal delivery of pharmaceutical products and rely on the issuance of patents, both in the U.S. and internationally, for protection against nasal product competition. Although we believe that we exercise the necessary due diligence in our patent filings, our proprietary position is not established until the appropriate regulatory authorities actually issue a patent, which may take up to two or three years after initial filing.

Moreover, even the established patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Although we believe our issued patents are valid, it is possible that others may nevertheless challenge our issued patents, that our issued patents will not withstand review in a court of competent jurisdiction, and that a court will hold our issued patents to be invalid. Furthermore, it is possible that others will infringe or otherwise circumvent our issued patents and that we will be unable to fund the cost of litigation against them.

In addition, we may not be able to protect our established and pending patent positions from competitive drug delivery technologies, which may provide more effective therapeutic benefit to patients and which may therefore make our products, technology and/or proprietary position obsolete.

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, we may not be able to compete in the pharmaceutical delivery business.

If The Commercial Opportunity for Nasally Administered Products Is Limited, This Could Impact Our Anticipated Future Revenue Growth

The physical and chemical properties of a drug affect our ability to develop a method of delivering it intranasally. Although we continue to explore the feasibility of nasally delivering drugs that are large, more complex molecules, we have more expertise in nasal delivery of smaller, less complex molecules. The universe of nasal products that qualify as small molecules and are available for commercialization may be limited. Accordingly, we may be subject to intense competition in these potential products, which can affect our anticipated future revenue growth. Although we need to accelerate our research of larger molecules, it is possible that we will not be successful in these areas. If we are not successful in these areas, our future revenue may not grow at all or as quickly as anticipated.

We May Require Additional Financing in the Future, and If Additional Capital Is Not Available, We May Have To Curtail or Cease Operations

Subject to the success of our development programs and potential licensing transactions, we may require an additional infusion of capital to complete the research and development activities we currently contemplate and to commercialize our proposed products. We may need to raise additional capital to fund more rapid expansion, to develop new products and to enhance existing services to respond to competitive pressures, and to acquire complementary businesses or technologies. Our future capital needs depend on many factors, including:

      o the scope, duration and expenditures associated with our current research and development programs

      o     continued scientific progress in these programs

      o     the outcome of potential licensing transactions, if any

      o     competing technological developments

      o     our proprietary patent position, if any, in our products

      o     the regulatory approval process for our products

      o     other factors which may not be within our control

We may not be able to obtain additional financing at these times on terms favorable to us, if at all. For example, a decline in the trading volume or price of our common stock may reduce the maximum amount we may be able to draw down under our equity line of credit agreement with Castlebar Enterprises Limited. Our equity line of credit agreement limits our ability to raise money from other sources by prohibiting us from selling our securities to third parties at a discount to the market price during the term of the equity line of credit agreement. Therefore, if we need to raise capital from other sources, then we will have to seek Castlebar's permission. If Castlebar does not allow us to obtain capital by selling our securities at a discount to market price, we will have to seek financing through other means, which may not be possible on terms favorable to us, if at all.

Without additional funding, we may have to delay, reduce or eliminate one or more research or development programs and reduce overall overhead expenses. This action may reduce the market price of our common stock.

If We Fail To Obtain Regulatory Approvals For Our Products, We Will Be Prevented From Marketing Our Products and We Will Incur Substantial Losses

We embark on specific research or development projects that address unmet medical needs. Numerous governmental authorities in the United States and other countries subject these projects to significant regulation. For example, we must file New Drug Applications with the Food and Drug Administration for most of these projects. The process of completing clinical testing and obtaining FDA approval for a new drug product requires substantial resources over a number of years. If we do not receive the necessary regulatory approvals along the way, we will not be able to progress clinically in our projects and may be forced to abandon projects after incurring substantial costs. For example, in 2000 the FDA rejected the New Drug Application for our nasally administered scopolamine product primarily because we failed to present adequate safety data. This action resulted in an indefinite delay in our New Drug Application filing program and uncertain costs of additional development . The magnitude of the costs associated with these studies and the refiling of the New Drug Application have contributed to a deferral of our program until a collaborative partner is found to share the future development risk. Moreover, other factors, such as a periodic reassessment of the ranking of projects within our portfolio, may create further uncertainty of the continuing viability of any project in process, including nasally administered scopolamine. Finally, we may encounter significant delays or excessive costs in our efforts, even if we are eventually successful in achieving regulatory approval. If we cannot obtain regulatory approval of our products, we will not be able to generate revenues and become profitable.

Because We Have No Experience in Marketing or Selling Our Proposed Products, These Products May Never Be Successful

Even if we are able to develop our products and obtain necessary regulatory approvals, we have no experience in marketing or commercializing any of our proposed products. We are dependent on our ability to find collaborative marketing partners for commercial sale of our products. Even if we find a potential marketing partner, we may not be able to negotiate a licensing contract on favorable terms to justify our investment or achieve adequate revenues. In addition, a licensing transaction with a marketing partner does not assure a product's success, which is dependent upon patients, physicians or third-party payers accepting the product.

Our products may prove to be unsuccessful if various parties, including government health administration authorities, private health care insurers and other health care payers, such as health maintenance organizations and self-insured employee plans that determine reimbursement to the consumer, do not accept our products. We cannot assure you that reimbursement will be available at all or at levels sufficient to allow our marketing partners to achieve profitable price levels for our products. If we fail to achieve adequate reimbursement levels, patients may not purchase our products and sales of these products will be reduced.

Because We Will Face Intense Competition, This May Limit Our Ability To Achieve Profitability

Our competitors are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. Our competitors may succeed in developing technologies and products that are more effective than the nasal technology we are developing or that will cause our technology or products to become obsolete or noncompetitive.

Many of our competitors have substantially greater financial and technical resources and production and marketing capabilities than we have. They also may have greater experience in conducting preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals. Therefore, our competitors may succeed in obtaining FDA approval for products faster than we could. Even if we commence commercial sales of our products, we will also be competing against their manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

Although we believe that our ownership of patents for our nasal delivery products will limit direct competition with these products, we must also compete with other promising technologies such as controlled release, target organ or site release, pumps, polymers, microemulsion, monoclonal antibodies, inhalation, ocular, liposomal, implants, transdermal passive and transdermal electrotransport. Our competitors may develop other products using these or other delivery alternatives that may be as or more effective than our products and proposed products. We may not be able to compete effectively with other commercially available products or drug delivery technologies.

If We Have a Problem With Our Manufacturing Facility, or If We or Our Suppliers Fail to Comply with Applicable Regulations, We May Not Be Able To Market Our Products or Conduct Clinical Trials

We manufacture all of our products for clinical and commercial use at our principal manufacturing facility located in Hauppauge, New York. We must produce all of these products in compliance with federal and state regulations. These authorities also subject our facilities to inspection. In addition, some of our key suppliers, such as Roussel Corporation, SGD Pharma, CP Packaging and Pfeiffer of America, are also subject to regulatory compliance. If we have a problem at our manufacturing facility, or if we or our suppliers fail to comply with federal and state regulations or otherwise fail to perform our respective obligations in a timely fashion, these problems or failures could cause a delay in clinical trials or the supply of product to market. Any significant delay could also jeopardize our performance contracts with collaborative partners and result in material penalties to us.

Changes in the Health Care Industry That Are Beyond Our Control May Be Detrimental To Our Business

The health care industry is changing rapidly as the public, government, medical professionals and the pharmaceutical industry examine ways to broaden medical coverage while controlling the increase in health care costs. Potential changes could put pressure on the prices of prescription pharmaceutical products and reduce our business or prospects. We cannot predict when, if any, proposed health care reforms will be implemented, and these changes are beyond our control.

If There Are Unforeseen or Unknown Liabilities in Connection With the Operation of Our Newly Acquired Business, Atossa, These Liabilities Will Reduce Our Working Capital, Liquidity and Profitability

On August 8, 2000, we acquired Atossa HealthCare Inc., a development stage company based in Washington state which is developing a proprietary platform of diagnostics and treatments related to breast cancer risk assessment and therapeutics and other women's health care products. We effected the acquisition via a merger of Atossa Acquisition Corporation Inc., a wholly owned subsidiary of Nastech, with and into Atossa, after which Atossa became a wholly owned subsidiary of Nastech. The total consideration we paid for Atossa -- 600,000 shares of our common stock with a market value of approximately $2.5 million -- was agreed upon between parties after extensive negotiations. The amount of consideration paid to Atossa was based exclusively on these negotiations. The consideration paid does not bear any relationship to the net book value of Atossa and may not necessarily bear any relationship to any other recognized measure of value.

We anticipate that the continued development of the acquired technology from Atossa will cost approximately $16 million and will take approximately four and one-half years before the technology is developed into a commercially viable product, if ever. We intend to seek research collaborations to partially or fully fund these development costs. Successful commercialization of the acquired technology is subject to the same risks as are associated with our other research activities.

Unforeseen and unknown liabilities may arise in connection with the ownership and operation of Atossa. Although we believe that the acquisition structure and due diligence we employed minimize the risk of pre-existing claims being successfully asserted against Nastech, it is possible that others will assert against us claims they originally had against Atossa and that these claims may result in material liabilities to us. The occurrence of any liability of this kind can reduce our working capital and liquidity and make us less profitable.

If We Fail to Integrate Our New Chief Executive Officer and the Newly Acquired Business, or If We Lose Our Key Personnel, or If We Are Unable To Attract and Retain Additional Personnel, Then We May Be Unable To Successfully Develop Our Business

On August 8, 2000, we entered into an employment agreement with Steven C. Quay, M.D., Ph.D. to replace Vincent D. Romeo, Ph.D., who died on May 1, 2000, as our President, Chief Executive Officer and Chairman of the Board. We cannot assure you that Dr. Quay and our management team will perform well together. Because we depend upon the knowledge, experience and skills of our management and research and development personnel, our inability to successfully integrate

Dr. Quay into the management team could impede our ability to execute our business plans on schedule. Our inability to successfully integrate and develop the operations and technologies of Atossa could also reduce our profitability and inhibit future growth.

In addition, losing Dr. Quay, or any of our other key managers could also seriously harm our business. Although we generally execute employment agreements with key personnel, this is not a guarantee that we will be able to retain them or that we will be able to replace any of them if we lose their services for any reason. Competition for these managers is intense. In addition, the location of our facilities may limit the pool of technical talent available to us. We have employed many of our key managers for several years. If we have to replace any of these individuals, we will not be able to replace the significant amount of knowledge that they have about our operations. We do not maintain "key man" insurance policies on any of our managers.

We Expect To Sell Shares of Our Common Stock in the Future, including Shares Issued Under the Equity Line of Credit, and These Sales May Dilute the Interests of Other Security Holders and Depress the Price of Our Common Stock

As of December 31, 2000, there were 6,803,485 shares of common stock issued and outstanding, and there were outstanding options and warrants to purchase approximately 2,131,000 shares of our common stock. There are also 1,299,000 shares of common stock which are issuable under the equity line of credit and under the warrants previously granted and which may be granted in the future to Castlebar and Jesup & Lamont. We may also issue additional shares in acquisitions and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans. Lastly, subject to some restrictions in the equity line of credit agreement, we may issue up to 300,000 shares of our common stock to investors at a discount to market price without the consent of Castlebar.

The issuance or even the potential issuance of shares under the equity line of credit, in connection with any other additional financing, and upon exercise of warrants, options or rights will have a dilutive impact on other stockholders and could have a negative effect on the market price of our common stock. In addition, if we draw down under the equity line of credit, we will issue shares to Castlebar at a discount to the daily volume weighted average prices of our common stock during the 22 trading days after notification of a drawdown. This will further dilute the interests of other stockholders.

If We Draw Down on the Equity Line of Credit When Share Prices Are Decreasing, We Will Need To Issue More Shares, which Will Lead To Dilution and Potentially Further Price Decrease

As we sell shares of our common stock to Castlebar under the equity line of credit, and then Castlebar sells the common stock to third parties, our common stock price may decrease due to the additional shares in the market. If we decide to draw down on the equity line of credit as the price of our common stock decreases, we will need to issue more shares of our common stock for any given dollar amount that Castlebar invests, subject to the minimum selling price we specify. The more shares that we issue under the equity line of credit, the more diluted our shares will be and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock.

The Anti-Takeover Provisions of Our Stockholder Rights Plan May Entrench Management, May Delay or Prevent Beneficial Takeover Bids by Third Parties, and May Prevent or Frustrate any Shareholder Attempt to Replace or Remove the Current Management Even If the Shareholders Consider It Beneficial To Do So

We have a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics. Under the plan, we declared a dividend of one preferred stock purchase right for each share of common stock outstanding on March 17, 2000. Each preferred stock purchase right entitles the holder to purchase from Nastech 1/1000 of a share of Series A Junior Participating Preferred Stock for $50. In the event any acquiring entity or group accumulates or initiates a tender offer to purchase 15% or more of our common stock, then each holder of a preferred stock purchase right, other than the acquiring entity, will have the right to receive, upon exercise of the preferred stock purchase right, shares of Nastech common stock or shares in the acquiring entity having a value equal to two times the exercise price of the preferred stock purchase right.

The intent of the stockholder rights plan is to protect our stockholders' interests by encouraging anyone seeking control of our company to negotiate with our board of directors. However, our stockholder rights plan could make it more difficult for a third party to acquire us without the consent of our board of directors, even if doing so would be beneficial to our shareholders. These provisions apply even if the offer may be considered beneficial by some stockholders. Furthermore, the anti-takeover provisions of our stockholder rights plan may entrench management and make it more difficult for shareholders to replace management even if the shareholders consider it beneficial to do so.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in the documents that are incorporated by reference in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use words such as "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. You should not rely on the forward-looking statements in this prospectus. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described in "Risk Factors" and elsewhere in this prospectus.

We believe that it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the preceding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially affect our business, lower our operating results and worsen our financial condition.

                          ----------------------------

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. The information contained in this prospectus is current only as of the date on the front of this prospectus.

                                 USE OF PROCEEDS

We will not receive any proceeds from the selling stockholders' sales of common stock. However, we will receive the proceeds upon the exercise of the selling stockholders' warrants when, and if, they exercise the warrants. If all 503,172 shares underlying the warrants granted to the selling stockholders' which are covered by this prospectus are issued through the exercise of those warrants, then based upon the exercise price of $6.3375 per share, we would realize net proceeds of approximately $3,188,850.

We expect to use substantially all the net proceeds from the exercise of the warrants referred to above for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities. The amounts we actually expend for working capital and other purposes may vary significantly and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any of these transactions, and we are not currently engaged in any negotiations with respect to any of these transactions. Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the U.S. government.

                           PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol "NSTK." The following table describes the range of high and low bid prices per share of our common stock as reported on the Nasdaq National Market for the last two and one-quarter years. These quotations represent prices between dealers and do not reflect retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                          Low            High
                                                          ---            ----
2001

First Quarter...........................................  $3.88         $9.94

2000

First Quarter...........................................  $2.53         $8.38
Second Quarter..........................................  $3.25         $5.88
Third Quarter...........................................  $3.81         $7.50
Fourth Quarter..........................................  $5.44         $8.97

1999

First Quarter...........................................  $3.00         $6.25
Second Quarter..........................................   2.56          3.63
Third Quarter...........................................   2.75          4.44
Fourth Quarter..........................................   1.56          3.63

We believe that there are currently approximately 5,000 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners. On April 20, 2001, the closing bid price of our common stock as quoted on the Nasdaq National Market was $4.50.

The selling stockholders will sell their shares on the Nasdaq National Market, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale.

                              SELLING STOCKHOLDERS

On March 22, 2001, we issued an aggregate of 860,124 shares of our common stock in a private offering to the stockholders listed below. In connection with the private offering, we granted the investors warrants to purchase an additional 430,062 shares of our common stock. Jesup & Lamont Securities Corporation, a registered broker-dealer, acted as placement agent for the private offering. As consideration for Jesup & Lamont's services as placement agent in connection with the private offering, we granted Jesup & Lamont warrants to purchase 73,110 shares of common stock and we paid them an amount in cash equal to 6% of the gross proceeds of the private offering, plus expenses. The investors and Jesup & Lamont may exercise their warrants at any time prior to March 22, 2006, at a strike price of $6.3375 per share of common stock. However, neither the investors, nor Jesup & Lamont will be obligated to exercise the warrants and to purchase any shares of common stock under these warrants.

The selling stockholders may use this prospectus to resell the 860,124 shares that we issued to them, plus the 503,172 shares underlying the warrants that we granted to them.

The following table lists the selling stockholders and other information regarding their beneficial ownership of the shares of common stock as of March 22, 2001. The second column lists the number of shares of common stock beneficially owned by each selling stockholder on March 22, 2001, including the shares of common stock underlying the warrants held by them. Because the selling stockholders may sell all, a portion, or none of their shares, we cannot estimate the number of shares that will be held by the selling stockholders after the completion of this offering.

                                                                                          Maximum Number of Shares
                                                             Number of Shares Owned       that May Be Sold in this
            Name of Security Holder                        Prior to this Offering (1)           Offering (2)
----------------------------------------------------------------------------------------------------------------------
Ashton Harvey........................................                30,768                        30,768

Guarantee & Trust Company, Trustee, FBO
   Douglas Garrett ..................................                30,768                        30,768

Mark & Elizabeth Wheeler.............................                15,384                        15,384

Gary B. Davis........................................                30,000                        30,000

Univest Mgt. Inc., EPSP..............................                15,000                        15,000

James T. Betts, Trustee, Trust J u/a M.F. Britton....              27,691.5                      27,691.5

Shipman & Goodwin Profit Sharing Plan Trust,
   FBO James T. Betts, Ira H. Goldman &
   Richard Cohen, Trustees...........................                15,384                        15,384

James T. Betts & Joan C. Betts, Trustees, u/a
   Theodore & Helen Betts............................              12,307.5                      12,307.5

Athena Family Partners...............................                30,000                        30,000

Lawrence Remmel......................................                7,692                          7,692

Gerald T. Stanewick..................................                30,768                        30,768

Ralph F. Peters et AL Trust u/w Ella Frew............                76,923                        76,923

Coralbasin & Co., as nominee for SAFECO Common
   Stock Trust Growth Opportunities Fund (3).........               652,500                        652,500

Coralrock & Co., as nominee for SAFECO
   Resource Series Trust Growth Opportunities
   Portfolio (3).....................................               315,000                        315,000

Jesup & Lamont Securities Corporation (4)............              89,610 (5)                      73,110

(1) Includes shares of common stock issuable upon the exercise of all warrants beneficially owned by the selling stockholders.

(2) Assumes that each selling stockholder will sell all of the shares of common stock offered under this prospectus, but not any other shares of common stock beneficially owned by the selling stockholder.

(3) Safeco Asset Management Company is the investment manager for the selling stockholder and consequently has voting power and investment discretion over the securities held by these selling stockholders.

(4) Howard F. Curd, the chief executive officer of Jesup & Lamont, has the sole authority to exercise any warrants granted to Jesup & Lamont and to sell and vote the shares of common stock issued under the warrants.

(5) Includes 16,500 shares of common stock underlying warrants that we previously granted to Jesup & Lamont in connection with our equity line of credit. The 16,500 shares underlying these warrants are not being registered under this registration statement and may not be offered and sold using this prospectus.

Except for their ownership of common stock, to the best of our knowledge, none of the selling stockholders, other than Jesup & Lamont, have held any position or office with us, or had any other material relationship with us, within the past three years. As noted above, Jesup & Lamont acted as placement agent in connection with the private placement in March 2001, and received a fee for such services. Jesup & Lamont also acted as placement agent in connection with our equity line of credit agreement with Castlebar Enterprises Limited in July 2000. In connection with the equity line of credit, we granted 16,500 warrants to Jesup & Lamont as a placement fee and agreed to register the shares underlying the warrants. At the closing of each drawdown under the equity line of credit, we will also grant Jesup & Lamont warrants to purchase an additional 1,000 shares of common stock for each $100,000 we draw down under the equity line of credit, up to a maximum of 16,500 additional warrants, and we will pay a brokerage fee to Jesup & Lamont equal to 4% of the net purchase price for each drawdown.

Other than the 89,610 warrants we granted to Jesup & Lamont as placement fees in connection with the equity line of credit agreement and our March 2001 private offering, Jesup & Lamont does not currently own any of our securities. Neither Jesup & Lamont nor any of its affiliates or control persons has held any positions or offices, or had other material relationships, with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, Jesup & Lamont's relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

                              PLAN OF DISTRIBUTION

The selling stockholders may offer for sale up to 1,363,296 shares of our common stock using this prospectus. We do not know for certain how or when the selling stockholders will choose to sell their shares of common stock. We will not receive any proceeds from the selling stockholders' sale of shares of common stock.

To permit the selling stockholders to resell the shares of common stock issued to them, we agreed to file a registration statement and all necessary amendments and supplements with the SEC for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered using this prospectus. We will keep the registration statement effective until the earliest of any of the following dates:

      o the second anniversary of the date this registration statement is declared effective or, in the case of warrant shares, the first anniversary of the date of issuance of such warrant shares, but in any event not later than the fourth anniversary of the date such registration statement is declared effective;

      o the date after which the shares of common stock can be sold under an appropriate exemption from registration;

      o the date after which the selling stockholders sell all of the shares of common stock covered by this registration statement.

Selling stockholders will offer our common stock into the public market from time to time using this prospectus, although there can be no assurance that they will in fact sell any or all of the securities that this prospectus covers. The sales may be made on the Nasdaq National Market, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. The selling stockholders have informed us that there are no existing arrangements between them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which they may sell through this prospectus.

The shares of common stock may be sold in one or more of the following manners:

      o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases that a broker or dealer makes for its account under this prospectus; or

      o ordinary brokerage transactions and transactions in which the broker solicits purchases.

The selling stockholders will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock. The selling stockholders will sell shares without paying any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. However, in effecting sales, brokers or dealers that the selling stockholders engage may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any of the selling stockholders' sales of shares of common stock. The selling stockholders may pay brokers or dealers commissions, discounts or other concessions in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Any profits that these broker-dealers make on any resale of the shares of common stock as a principal and any commissions that these broker-dealers receive may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholders may pay commissions to any broker-dealer participating in these transactions as agent. The purchaser of the shares of common stock may also pay commissions to any broker-dealer participating in these transactions if the broker-dealer acts as agent for the purchaser.

Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with the resales may pay to or receive from the purchasers of the shares of common stock commissions computed as described above. Brokers or dealers who acquire shares of common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the shares of common stock.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

The selling stockholders are also subject to applicable state and federal securities laws, rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act of 1934, and the rules and regulations of the Nasdaq National Market. Under these rules, the selling stockholders may not:

      o engage in market making activities at the same time as they are engaged in a distribution of the shares of common stock for a period beginning when this person becomes a distribution participant and ending upon this person's completion of participation in a distribution;

      o engage in any stabilization activity in connection with our securities;

      o     impose penalty bids or effect passive market making bids; and

      o bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

In addition, if any of the selling stockholders is an "affiliated purchaser" as defined in Regulation M, they must coordinate their sales under this prospectus with each other and with us for purposes of Regulation M as Securities Exchange Act Release 34-38067 (December 20, 1996) requires. None of the selling stockholders, nor any of their controlling persons, has been an officer, director or otherwise an affiliate of our company during the last three years. These restrictions, and the other rules and regulations applicable to selling stockholders, may affect the marketability of the shares of common stock.

Under the terms of the private offering in March 2001, we agreed to indemnify the selling stockholders against any liabilities they may incur as a result of any untrue statement of a material fact or omission to state a material fact in the registration statement, of which this prospectus is a part, or arising out of any failure by us to fulfill any undertaking or covenant included in the registration statement or to perform our obligations under the private offering agreements or under law. This indemnification includes liabilities that the selling stockholders may incur under the Securities Act of 1933.

                          DESCRIPTION OF CAPITAL STOCK

The following summary describes the material provisions of our capital stock and is subject to, and qualified in its entirety by, our Certificate of Incorporation including any amendments, and our By-laws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and by provisions of applicable law.

We are authorized to issue up to 25,000,000 shares of common stock, par value $0.006, and 100,000 shares of preferred stock, par value $0.01. As of March 31, 2001, 7,701,726 shares of common stock were issued and outstanding, and no shares of preferred stock were outstanding. We believe that there are approximately 5,000 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners.

Common Stock

All of our issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. All shares of our common stock to be outstanding after this offering, when paid for and issued, will be validly issued, fully paid and non-assessable. On March 2, 2000, in connection with the adoption of a shareholder rights plan, our board of directors created and designated 10,000 shares of Series A Junior Participating Preferred Stock. The rights of holders of our common stock are subject to the rights of the holders of our Series A Junior Participating Preferred Stock and will be subject to the rights of any preferred stock that we may create and issue in the future. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters requiring a vote of the stockholders. Common stockholders have no right to cumulative voting in the election of directors. Accordingly, a simple majority of votes can elect each of our directors.

Liquidation Rights. In the event of liquidation of our company, all holders of our common stock will participate on an equal basis in the net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock, if there are any.

Dividend Rights. Holders of our common stock are entitled to receive dividends in cash or property on an equal basis, if and when the board of directors declares dividends on the common stock, subject to any preference in favor of outstanding shares of preferred stock, if there are any. It is our present intention to retain our earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

Preemptive Rights and Redemption. The holders of our common stock have no preemptive rights to maintain their respective percentage ownership interest in our other securities. Our common stock is not redeemable or subject to further calls or assessments, although we have in the past effected a 1:100 reverse split of our common stock followed immediately by a 100:1 forward split to enable us to redeem odd-lot shares which were creating excessive administrative costs for us. As of December 31, 1999, we redeemed and then retired 110,736 odd-lot shares. We also acquired 77,000 shares of our common stock in 1999, and are holding these shares as treasury stock.

Preferred Stock

We are authorized to issue up to 100,000 shares of preferred stock, without stockholder approval.

Under the authority granted to and vested in our board of directors, in March 2000, the board of directors created a series of preferred stock and fixed the relative rights, preferences and limitations of the stock. The series was designated as Series A Junior Participating Preferred Stock and consisted of 10,000 shares. The dividend and distribution rights of the holders of the Series A Junior Participating Preferred Stock are superior to the dividend and distribution rights of the holders of our common stock, but are junior to all series of any other class of our preferred stock with respect to the payment of dividends and the distribution of assets. The Series A Junior Participating Preferred Stock is not redeemable.

Each share of Series A Junior Participating Preferred Stock entitles the holder to 1,000 votes on all matters submitted to a vote of our stockholders, and vote together as one class with the holders of our common stock. However, the holders of the Series A Junior Participating Preferred Stock are entitled to vote together as a single class on any amendment to our Certificate of Incorporation which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock.

Upon our liquidation, dissolution or winding up, the holders of Series A Junior Participating Preferred Stock are entitled to receive $1,000, plus the amount of any accrued and unpaid dividends, for each share of Series A Junior Participating Preferred Stock held, subject to adjustment. Additionally, upon any consolidation or merger of our company in which the shares of our common stock are exchanged for other stock, securities, cash or any other property, then each share of Series A Junior Participating Preferred Stock shall be similarly exchanged, at the same time, into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash or any other property in which the common stock was exchanged. The relative rights, preferences and limitations of the Series A Junior Participating Preferred Stock are more fully described in the Designations of Rights, Terms and Preferences of Series A Junior Participating Preferred Stock.

Our board of directors has the express authority, without any stockholder vote or action, to create additional series of preferred stock and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences, and to set the number of shares constituting any series of preferred stock.

It is impossible for us to state the actual effect on common stockholders if the board of directors designates a new series of preferred stock. The effects of the designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights that owners of common stock or other series' of preferred stock hold. We have no present plans to issue any additional shares of preferred stock.

Stockholder Rights Plan

In February 2000, we implemented a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics by causing shares of our preferred stock with voting or conversion rights to be issued to holders who might side with our board of directors in opposing a takeover bid. In addition, our issuance of the shares of preferred stock with voting or conversion rights could dilute the stock ownership of those holders. Under the stockholder rights plan, we declared a dividend of one preferred stock purchase right for each share of common stock held of record on March 17, 2000. The preferred stock purchase rights are exercisable only when a person or group of affiliated persons accumulate or initiate a tender offer to purchase 15% or more of our common stock. Upon exercise, each preferred stock purchase right will entitle its holder, other than the acquirer and its affiliates, to purchase 1/1000 of a share of our Series A Junior Participating Preferred Stock at a price of $50 per one one-thousandth of a preferred share. The holder of each right will receive upon exercise, common shares having a value equal to two times the exercise price of the right. For example, at an exercise price of $50 per right, each right that the acquiror does not own would be entitled to purchase $100 worth of common stock for $50. Assuming a value of $25 per common share at the time, the holder of each right would be entitled to purchase four common shares for $50.

Options and Warrants

Under our stock option plans, we are authorized to grant options to purchase a maximum of 2,500,000 shares of common stock to our employees, officers, and directors, and to other persons who provide us with services. As of December 31, 2000, a total of 2,012,245 options were outstanding, and 338,757 options were available for future grants under our stock option plans. Our board of directors determine the terms of our options at the time of grant.

In connection with our 1997 public offering, we issued to the representatives of the underwriters, warrants to purchase a total of 69,000 shares of common stock at an exercise price of $16.80 per share, exercisable at any time through January 23, 2002.

Following our acquisition of Atossa HealthCare Inc. on August 8, 2000, we hired Dr. Steven C. Quay as our new President, Chief Executive Officer and Chairman of the Board and granted him options to purchase a total of 600,000 shares of common stock. The exercise price of the options varies from $4.09 per share to $15.00 per share, with a weighted average exercise price of $8.60. All of these options regardless of the exercise price will vest at the rate of 33.33% per full year of service, and will not vest pro-rata during the interim periods.

In connection with a private offering of our shares in March 2001, we granted a total of 430,062 warrants to the investors and 73,110 warrants to Jesup & Lamont as placement agent, each with an exercise price of $6.3375 per share, exercisable at any time through March 22, 2006. These warrants contain antidilution protections which will adjust the applicable exercise price and/or the number of shares issuable upon exercise of the warrants upon the occurrence of specified events such as stock dividends, stock splits, mergers and sales of all or substantially all of our assets.

The following table presents all the options and warrants that were outstanding as of March 31, 2001, including the warrants granted to the selling stockholders:

               Number of Shares                       Weighted Average
                 Purchasable                          Exercise Price (1)
        ---------------------------------        -----------------------------

                 1,412,245 (2)                              $4.89
                   69,000 (3)                               $16.80
                   49,500 (4)                               $5.53
                  600,000 (5)                               $8.60
                  430,062 (6)                               $6.34
                   73,110 (7)                               $6.34
                   ----------                               -----
                   2,633,917                                $6.34
                   =========                                =====

--------------

(1)   Exercise prices are rounded to the nearest cent.

(2) Shares issuable upon exercise of options granted under the stock option plans. Does not include any options granted under the plans after December 31, 2000.

(3) Total shares issuable upon exercise of warrants granted to Wheat, First Securities, Inc. and Volpe, Welty & Company, as underwriters in connection with an offering of our shares in 1997.

(4) Shares issuable upon exercise of the warrants granted to Jesup & Lamont as a placement fee, and to Castlebar in connection with closing the equity line of credit agreement. Does not include the additional warrants that may be issued to Castlebar and Jesup & Lamont upon each drawdown under the equity line of credit.

(5) Shares issuable upon exercise of options granted on August 8, 2000, to Dr. Steven C. Quay.

(6) Total shares issuable upon exercise of warrants granted to investors in connection with the private offering of our shares in March 2001.

(7) Shares issuable upon exercise of warrants granted to Jesup & Lamont as a placement fee in connection with the private offering of our shares in March 2001.

Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prevents an "interested stockholder" from engaging in a "business combination" with a publicly held Delaware corporation for three years following the date the person became an interested stockholder, unless:

      (1) before the person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

      (2) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

      (3) following the transaction in which the person became an interested stockholder, the board of directors of the corporation approves the transaction and holders authorize the transaction at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation that the interested stockholder does not own.

The Delaware General Corporation Law defines an "interested stockholder" as a person owning 15% or more of a corporation's outstanding voting stock. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

The provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change in control.

Indemnification and Limitation of Liability

Our Certificate of Incorporation limits the liability of directors to the maximum extent that Delaware law as currently or hereafter in effect permits. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as a director, except for liability:

      (1) for breach of their duty of loyalty to the corporation or its stockholders;

      (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

      (4) for any transaction from which the director derives an improper personal benefit.

Our Certificate of Incorporation provides for the mandatory indemnification of, and advancement of expenses to, our directors, officers, employees and agents to the maximum extent that Section 145 of the Delaware General Corporation Law, as amended from time to time, permits.

Transfer Agent

The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                       WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC. Parts of the registration statement have been omitted from this prospectus as the rules and regulations of the SEC permit, and this prospectus does not contain all of the information contained or incorporated by reference in the registration statement. In particular, statements in this prospectus concerning the terms of certain agreements and other documents are necessarily summaries of those documents, and in each case we refer you to the copy of the applicable document to the extent we have filed it as an exhibit to the registration statement. For further information on us and the information in this prospectus, we refer you to the registration statement and its exhibits. You may obtain copies of the registration statement and its exhibits by paying a prescribed fee, or you may examine them without charge, at the Public Reference Room that the SEC maintains at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, you may obtain copies of the registration statement and its exhibits at the SEC's website located at http://www.sec.gov.

We are a reporting company and file our annual, quarterly and current reports, proxy material and other information with the Securities and Exchange Commission. You may read and copy any materials that we file with the SEC at the SEC's public reference facilities listed above, as well as on the SEC's website.

                    INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we filed separately with the SEC. Any document or information incorporated by reference is considered to be part of this prospectus from the date that we file that other document. Any document or information that we file later with the SEC will automatically update and, where applicable, supersede any information contained or incorporated by reference in this prospectus. We specifically incorporate by reference into this prospectus the following documents or information filed with the SEC:

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

      2.    Our Current Report on Form 8-K dated March 22, 2001; and

      3. Any document or information that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus and before the date that the offering of the shares of common stock offered through this prospectus is terminated.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address (however, we will not include exhibits to those documents unless they are specifically incorporated by reference into this prospectus):

                  Nastech Pharmaceutical Company Inc.
                  Attn: Steven C. Quay, M.D., Ph.D.
                  President & Chief Executive Officer
                  45 Adams Avenue
                  Hauppauge, New York 11788
                  (631) 273-0101

In making a decision to buy our common stock, you should rely only on the information incorporated by reference or contained in the prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

                                  LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Dickstein, Shapiro, Morin & Oshinsky LLP.

                                     EXPERTS

The consolidated financial statements of Nastech Pharmaceutical Company Inc. and subsidiary as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, are incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                                1,363,296 Shares

                               [GRAPHIC OMITTED]

                                  Common Stock

                                   PROSPECTUS

                               _____________, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The fees and expenses we incurred in connection with the offering are payable by us and, other than registration, filing and listing fees, are estimated as follows:

Securities and Exchange Commission Registration Fee..................    $1,769
Nasdaq Fee for Listing of Additional Shares..........................   $14,000
Legal Fees and Expenses..............................................   $20,000
Accounting Fees......................................................    $5,000
Miscellaneous Fees and Expenses......................................   $10,000
                                                                       --------

Total................................................................   $50,769
                                                                       ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Our Certificate of Incorporation provides that the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law shall be utilized to the fullest extent possible. Further, the Certificate of Incorporation contains provisions to eliminate the liability of our directors to Nastech or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation provides for such limitation of liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the Securities and Exchange Commission is of the opinion that such indemnification may contravene federal public policy, as expressed in said Act, and therefore, may be unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the Commission is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

ITEM 16. EXHIBITS.

The following exhibits are filed with this Registration Statement:

Exhibit
Number                              Description
------                              -----------

4.1 Form of Stock and Warrant Purchase Agreement dated March 22, 2001, between Registrant and each selling stockholder

4.2 Form of Warrant to Purchase Common Stock dated March 22, 2001, granted to each selling stockholder

4.3 Rights Agreement dated February 22, 2000 between Registrant and American Stock Transfer & Trust Registrant as Rights Agent. (Filed as Exhibit 1 to Registrant's Current Report on Form 8-K (Commission File No. 0-13789) dated August 8, 2000, and incorporated herein by reference). The Rights Agreement includes the Designation of Rights, Terms and Preferences of Series A Junior Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C thereto.

5.1   Opinion and consent of Dickstein, Shapiro, Morin & Oshinsky LLP

23.1  Consent of KPMG LLP

23.2  Consent of Dickstein, Shapiro, Morin & Oshinsky LLP (included in Exhibit
      5.1)

24    Power of Attorney (included on the signature page hereof)

ITEM 17. UNDERTAKINGS.

 (a) The undersigned registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

 (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hauppauge, State of New York on this 23rd day of April, 2001.

                            NASTECH PHARMACEUTICAL COMPANY INC.


                                By:       /s/ Steven C. Quay
                                    --------------------------------
                                    Steven C. Quay, M.D., Ph.D.
                                    President, Chief Executive Officer and
                                    Chairman of the Board

                                POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven C. Quay, M.D., Ph.D., as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, which amendments may make such changes in this Registration Statement as such agent deems appropriate, and to file any new registration statement (and any post-effective amendment thereto) which registers additional securities of the same class and for the same offering as this Registration Statement in accordance with Rule 462(b) under the Securities Act (each, a "462(b) Registration Statement"), and the Registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to this registration statement and any such 462(b) Registration Statements, and other documents in connection therewith, with the Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 23, 2001.

             Signature                         Title
             ---------                         -----
     /s/ Steven C. Quay             President, Chief Executive Officer and Chairman of the Board
---------------------------------      Officer (Principal Executive Officer)
Steven C. Quay, M.D., Ph.D.

     /s/ Andrew Zinzi               Chief Financial Officer
---------------------------------      (Principal Financial and Accounting Officer)
Andrew Zinzi

     /s/ Devin N. Wenig             Director
---------------------------------
Devin N. Wenig

     /s/ Bruce R. Thaw              Director
---------------------------------
Bruce R. Thaw

     /s/ Grant W. Denison           Director
---------------------------------
Grant W. Denison

     /s/ Ian R. Ferrier             Director
---------------------------------
Dr. Ian R. Ferrier

     /s/ Joel Girsky                Director
---------------------------------
Joel Girsky

     /s/ Alvin Katz                 Director
---------------------------------
Alvin Katz

     /s/ John V. Pollock            Director
---------------------------------
John V. Pollock

                                  EXHIBIT INDEX

Exhibit
Number                             Description
------                             -----------

4.1 Form of Stock and Warrant Purchase Agreement dated March 22, 2001, between Registrant and each selling stockholder

4.2 Form of Warrant to Purchase Common Stock dated March 22, 2001, granted to each selling stockholder

4.3 Rights Agreement dated February 22, 2000 between Registrant and American Stock Transfer & Trust Registrant as Rights Agent. (Filed as Exhibit 1 to Registrant's Current Report on Form 8-K (Commission File No. 0-13789) dated August 8, 2000, and incorporated herein by reference). The Rights Agreement includes the Designation of Rights, Terms and Preferences of Series A Junior Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C thereto.

5.1   Opinion and consent of Dickstein, Shapiro, Morin & Oshinsky LLP

23.1  Consent of KPMG LLP

23.2  Consent of Dickstein, Shapiro, Morin & Oshinsky LLP (included in Exhibit
      5.1)

24    Power of Attorney (included on the signature page hereof)